Exhibit 99.2

资产收购协议之补充协议

Supplemental Agreement to the Asset Acquisition Agreement

本协议于 2023 年06月29日由下列各方订立：

This Agreement is made on the date of June 29, 2023:

BETWEEN:：

卖方：深圳科卫机器人科技有限公司，根据中国法律成立，位于深圳市南山区沙河街道侨香路4068号智慧广场C栋8楼

Vendor: Shenzhen Kewei Robot Technology Co., Limited, incorporated under the laws of China, with its address at 8/F, Building C, Wisdom Plaza, No. 4068 Qiaoxiang Road, Shahe Street, Nanshan District, Shenzhen, China.

买方1：卫安智能有限公司，根据开曼群岛法律成立，位于Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Purchaser Ⅰ: Guardforce AI Co., Limited, incorporated under the laws of the Cayman Islands, with its address at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

买方2：深圳卫安智能机器人科技有限公司，根据中国法律成立，位于深圳市南山区沙河街道侨香路4068号智慧广场C栋8楼

Purchaser Ⅱ: Shenzhen GFAI Robot Technology Co., Limited, incorporated under the laws of China, with its address at 8/F, Building C, Wisdom Plaza, No. 4068 Qiaoxiang Road, Shahe Street, Nanshan District, Shenzhen, China.

买方1、买方2合称为买方。

Purchaser Ⅰ and Purchaser Ⅱ collectively referred to as the “Purchasers”.

鉴于：

Whereas:

1.2022年12月21日买方与卖方签订了《资产收购协议》（编号：AAA-SZKW-GFAI-20221221，下称《资产收购协议》）、《设备所有权转移合同》、《客户及业务资源权属确认书》和《人力资源转移协议》约定买方成体系的收购卖方名下有关机器人设备等资产。

1. On December 21, 2022, the Purchasers and the Vendor entered into the Asset Acquisition Agreement (No. AAA-SZKW-GFAI-20221221, hereinafter referred to as the “Asset Acquisition Agreement”), the Contract of Equipment Ownership Transfer, the Ownership Confirmation of Customers and Business Resource and the Agreement of Human Resources Transfer, which provide for the acquisition by the Purchasers of the robotic equipment assets belong to the Vendor.

2.卖方拥有智能服务机器人产业互联网平台（下称“技术平台”），通过该平台可为公司人员、财务、设备的实时在线管理提供支持，实时监控所有机器运营、维护情况，针对不同场景提供精准机器人服务。

2. The Vendor owns an online platform designed for and used in the industry of intelligent service robots (hereinafter referred to as the “Technology Platform”) through which the Technology Platform provides support for real-time online management of company personnel, finance and equipment, monitors all machine operations and maintenance in real time and provides targeted robot services in different scenarios.

现各方经友好协商，一致同意就《资产收购协议》达成本协议，以资共同遵守。

The parties have agreed to reach this Agreement to the Asset Acquisition Agreement after amicable negotiation.

1.本次收购的标的资产增加卖方拥有的技术平台相关无形资产。为进一步明确本次收购的标的资产范围，各方同意将《资产收购协议》第3条变更为：

“各方一致确认，本次收购的标的资产包括：

3.1有形资产：卖方名下的部分用于租赁、广告的机器人设备资产；

3.2无形资产：卖方拥有的技术平台相关无形资产，包括该技术平台相关的商标权、专利权、软件著作权及源代码等全部知识产权；与卖方名下机器人等设备的租赁、广告、销售业务相关的客户资源及业务资源；

3.3 与开展机器人租赁、广告、销售业务相关的人力资源。”

1. The subject assets of the Acquisition should additionally include the intangible assets in relation to the Technology Platform owned by the Vendor. In order to further clarify the scope of the subject assets under this Acquisition, the parties hereto agree to amend Article 3 of the Asset Acquisition Agreement to as follows:

“The parties hereto confirm that the subject assets of the Acquisition shall include:

3.1 Tangible Assets: Certain amount of robots as assets owned by the Vendors for purposes of lease and advertising;

3.2 Intangible Assets: intangible assets related to the Technology Platform owned by the Vendor, including (i) trademarks, patents, software copyright, source codes and any other intellectual property rights in relation to the Technology Platform; and (ii) customers and business resources in relation to the business of leasing, advertising and sales of robots;

3.3 Human resources in relation to the leasing, advertising and sales of robots”

2.《资产收购协议》第4条标的资产转让安排增加以下条款：

“4.5技术平台：

卖方将其拥有的技术平台相关的无形资产,包括该技术平台相关的商标权、专利权、软件著作权及源代码等全部知识产权，永久转让给买方。本协议签订后，买方享有前述技术平台无形资产的全部权利及权益。技术平台相关资料文件的交收，在各方同意的合理时间内完成。依据《资产转让协议》和《客户及业务资源权属确认书》已转让给买方的客户信息由买方决定是否使用技术平台进行录入和管理，卖方保证客户信息可以录入技术平台和使用技术平台进行管理，且卖方为客户信息的录入和管理向买方及时提供必要协助。技术平台转让的具体权利义务以买方和卖方签订的《技术平台转让协议》为准。”

2. The following clause was added to the arrangements for the transfer of the subject assets in Article 4 of the Asset Acquisition Agreement:

“4.5 Technology Platform:

The Vendor agrees to transfer to the Purchasers and the Purchasers agree to receive in perpetuity the intangible assets related to the Technology Platform owned by the Vendor, including trademarks, patents, software copyright, source codes and any other intellectual property rights in relation to the Technology Platform. After the signing of this Agreement, Purchasers is entitled to all rights and interests in the aforementioned intangible assets of the Technology Platform. The delivery of the information and documents related to the Technology Platform shall be completed within a reasonable time agreed by the parties. The customer information that has been transferred to the Purchasers pursuant to the Asset Transfer Agreement and the Ownership Confirmation of Customers and Business Resources shall be decided by the Purchasers whether to use the Technology Platform for entry and management, and the Vendor guarantees that the customer information can be entered into the Technology Platform and managed using the Technology Platform, and the Vendor shall provide necessary assistance in a timely manner to the Purchasers. The specific rights and obligations of the Technology Platform transfer shall be subject to the Agreement of Technology Platform Transfer signed by the Purchaser Ⅱ and the Vendor.”

3.技术平台的收购对价包含在《资产收购协议》约定的收购对价中，买方无需再向卖方另行支付任何对价。

3. The acquisition consideration of the Technology Platform is included in the Acquisition Consideration agreed in the Asset Acquisition Agreement, and the Purchasers are not required to pay any additional consideration to the Vendor.

4.本次收购买方不对卖方采取禁止同业的要求。各方一致同意，《资产收购协议》和《客户及业务资源权属确认书》中有关禁止卖方同业的约定予以删除不再执行。

4. The Purchasers of the Acquisition shall not adopt the requirement of prohibition of interconnection to the Vendor. The parties agree that the agreement in the Asset Acquisition Agreement and the Ownership Confirmation of Customers and Business Resources regarding the prohibition of interoperability of the Vendor shall be deleted and no longer enforced.

5.除特别说明外，本协议中的表述与《资产收购协议》第1条定义表款载明的含义一致。

5. Except as otherwise indicated, the expressions in this Agreement shall have the meanings set forth in the definition table paragraph of Article 1 of the Asset Acquisition Agreement.

6. 本协议经各方法人的法定代表人（或授权代表）签字并加盖法人公章之日起成立并生效。《资产收购协议》与本协议约定不一致的以本协议约定的内容为准，本协议未约定的事项各方仍按照《资产收购协议》履行。

6. This Agreement shall be established and effective on the date when it is signed by the legal representative (or authorized representative) of each party and sealed with the official seal of the legal entity. Any inconsistency between the Asset Acquisition Agreement and this Agreement shall be subject to the contents agreed in this Agreement, and the parties shall continue to perform in accordance with the Asset Acquisition Agreement for matters not agreed in this Agreement.

7. 本协议壹式叁份，卖方执壹份，买方执贰份，每份具有同等法律效力。

7. This Agreement is in three copies, one for the Vendor and two for the Purchasers, each with the same legal effect.

（签名页如下）

(Signature page to follow)

本协议各方已于本协议首页规定的日期签署本协议：

AS WITNESS whereof the Parties hereto have signed this Agreement on the date set forth on the first page of this Agreement.

卖方（签章）/Vendors (signature and seal)：

/s/ Tu Jingyi
涂静一/Tu Jingyi，董事长/Chairman of the Board

买方I（签章）/Purchaser I (signature and seal)：

/s/ Wang Lei
王蕾/Wang Lei，董事长/Chairwoman of the Board

买方II（签章）/Purchaser II (signature and seal)：

/s/ Jia Lin
贾林/Jia Lin，法定代表人/Legal Representative